SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                           NEWMONT MINING CORPORATION
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.60 Par Value
                     ---------------------------------------
                         (Title of Class of Securities)

                                    651639106
                           --------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 1997
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 651639106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [X]
                                                     b.  [_]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  6,662,534
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   6,662,534
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,662,534

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                      4.26%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 651639106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros(in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [x]
                                                     b.  [_]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,662,534
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            6,662,534

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,662,534

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.26%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 651639106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [x]
                                                     b.  [_]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  822,643
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,662,534
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   822,643
    With
                           10       Shared Dispositive Power
                                            6,662,534

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,485,177

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                     4.79%

14       Type of Reporting Person*

                  IA

                                  SCHEDULE 13D

CUSIP No. 651639106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [x]
                                                     b.  [_]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  822,643
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   822,643
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            822,643

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                     .53%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, $1.60 par value per share (the "Shares"), of Newmont Mining Corporation (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D dated April 30, 1993 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 8 is being filed by the Reporting Persons to report that Quantum Partners, Quota, Quasar Partners and the Duquesne LLC Clients have disposed of certain Shares held for their respective accounts, and that the Reporting Persons no longer may be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

          This statement is being filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC", and together with SFM LLC, Mr. Soros and Mr. Druckenmiller, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners, Quota, Quasar Partners and the Duquesne LLC Clients.

          Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference. Updated information concerning the executive officers of Duquesne LLC is attached hereto as Annex B and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 6,662,534 Shares (approximately 4.26% of the total number of Shares outstanding). This number consists of (A) 2,430,130 Shares held for the account of Quantum Partners, (B) 1,762,136 Shares held for the account of Quota, and (C) 2,470,268 Shares held for the account of Quasar Partners.

               (ii) Mr. Druckenmiller may be deemed the beneficial owner of 7,485,177 Shares (approximately 4.79% of the total number of Shares outstanding). This number consists of (A) 2,430,130 Shares held for the account of Quantum Partners, (B) 1,762,136 Shares held for the account of Quota, (C) 2,470,268 Shares held for the account of Quasar Partners, and (D) 822,643 Shares held for the accounts of the Duquesne LLC Clients.

               (iii) Duquesne LLC may be deemed the beneficial owner of the 822,643 Shares held for the accounts of the Duquesne LLC Clients (approximately 0.53% of the total number of Shares outstanding).

          (b) (i) Pursuant to the terms of the contracts between Quantum Fund and SFM LLC, Quota and SFM LLC and Quasar Partners and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 6,662,534 Shares held for the accounts of Quantum Partners, Quota and Quasar Partners.

               (ii) Pursuant to the terms of the contracts between Quantum Fund and SFM LLC, Quota and SFM LLC and Quasar Partners and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr.Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 6,662,534 Shares held for the accounts of Quantum Partners, Quota and Quasar Partners.

               (iii) Pursuant to the contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of securities held for the accounts of the Duquesne LLC Clients, including the 822,643 Shares held for the accounts of the Duquesne LLC Clients.

          (c) Except for the transactions disclosed on Annex C hereto, all of which were effected on the New York Stock Exchange in routine brokerage transactions, there have been no transactions with respect to the Shares since September 1, 1997 (60 days prior to the date hereof) by Quantum Partners, Quota, Quasar Partners, the Duquesne LLC Clients or by any of the Reporting Persons.

          (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quota in accordance with their ownership interests in Quota.

               (iii) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               (iv) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for their accounts.

          (e) Each of the Reporting Persons ceased to be a beneficial owner of five percent or more of the outstanding Shares on October 23, 1997.

          Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the Duquesne LLC Clients.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As set forth in the Initial Statement, each of the Reporting Persons, Quantum Partners, Quasar Partners and Quota entered into a Standstill Agreement dated as of May 10, 1993. Pursuant to its terms, the Standstill Agreement shall terminate on November 1, 1997.

          From time to time each of the Reporting Persons, Quantum Partners, Quasar Partners, Quota, other SFM Clients and/or the Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth herein and in the Initial Statement, the Reporting Persons, Quantum Partners, Quasar Partners, Quota, other SFM Clients and/or the Duquesne LLC Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 31, 1997                      SOROS FUND MANAGEMENT LLC


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Managing Director


                                             GEORGE SOROS


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                             STANLEY F. DRUCKENMILLER


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                             DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                             By:  /S/ GERALD KERNER
                                                  -----------------------------
                                                  Gerald Kerner
                                                  Managing Director

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                             Scott K. H. Bessent
                               Walter Burlock
                              Brian J. Corvese
                             Jeffrey L. Feinberg
                                Arminio Fraga
                             David Gerstenhaber
                               Gary Gladstein
                                  Ron Hiram
                              Robert K. Jermain
                               David N. Kowitz
                             Alexander C. McAree
                                Paul McNulty
                            Gabriel S. Nechamkin
                                 Steven Okin
                                Dale Precoda
                             Lief D. Rosenblatt
                               Mark D. Sonnino
                           Filiberto H. Verticelli
                               Sean C. Warren
                               John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                     ANNEX B


          The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley F. Druckenmiller):


                             Michael A. Shay ("Mr. Shay")

                             Gerald Kerner ("Mr. Kerner")


          Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.




                                     ANNEX C

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                           NEWMONT MINING CORPORATION


                                          Date of                 Nature of
For the Account of                      Transaction              Transaction                Number of             Price Per Share
------------------                      -----------              -----------                ---------             ---------------
                                                                                              Shares
                                                                                              ------


Quantum Partners/1/                       9/30/97                    SALE                           53,800            45.266
                                         10/01/97                    SALE                           21,500            45.191
                                         10/08/97                    SALE                           21,300            44.938
                                         10/09/97                    SALE                           18,900            45.179
                                         10/23/97                    SALE                          161,000            44.855

Quasar Partners/1/                        9/30/97                    SALE                           53,800            45.266
                                         10/01/97                    SALE                           21,500            45.191
                                         10/08/97                    SALE                           16,200            44.938
                                         10/09/97                    SALE                           19,000            45.179
                                         10/23/97                    SALE                          161,200            44.855

Quota/1/                                  9/30/97                    SALE                          125,000            45.266
                                         10/01/97                    SALE                           50,000            45.191
                                         10/08/97                    SALE                           37,500            44.938
                                         10/09/97                    SALE                           44,000            45.179
                                         10/23/97                    SALE                          378,000            44.855

The Duquesne LLC                          9/30/97                    SALE                           17,400            45.267
Clients/2/                               10/01/97                    SALE                            7,000            45.191
                                         10/09/97                    SALE                            6,100            45.179
                                         10/23/97                    SALE                           52,700            44.856






------------------------
/1/      Transactions effected at the direction of SFM LLC.
/2/      Transactions effected at the direction of Duquesne LLC.
